July 21, 2011

Mr. James O'Connor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: The MP63 Fund, Inc. (File Nos. 333-65599, 811-09053)

Dear Mr. O'Connor:

On behalf of The MP63 Fund, Inc. (the "Fund") we hereby submit, via EDGAR correspondence, responses to the comments you provided to Marc Collins regarding the preliminary proxy statement filed on July 8, 2011.  The Fund appreciates you careful and thoughtful review of the preliminary proxy and agrees that your comments will ultimately make the proxy more accurate and easier for shareholders to read and consider.  Your comments are summarized below with the Fund's response to each.  After resolution of the comments, the Fund will file a definitive proxy statement on the Securities and Exchange Commission's EDGAR electronic filing system.

Comment 1 – On the first page of the Proxy Statement, under purpose clause number 2, you requested the Fund not use the word "accrued" with regard to the advisory fees being requested by The Moneypaper Advisor Inc., the Fund investment adviser (the "Advisor").  You noted that the fees should not be accrued because there is not a valid advisory contract currently in effect and the Advisor has no legal claim to the fees being requested.

Response 1 – We are adjusting the statement to make clear that there is no legal obligation to pay the accrued fees. Despite there not being a valid Management Agreement, the Fund has continued to accrue the management fee in anticipation of the subsequent payment to the Advisor of the fees from February 14, 2011 to the date the new Management Agreement is approved by shareholders.  If the proposal regarding payment of the management fee to the Advisor is not approved, the result will be an increase in the Fund's net asset value.

Comment 2 – Under the heading "The Management Agreements," in the third paragraph, you requested the Fund clarify that the terms of the Old and New Management Agreements permit termination upon 60 days' notice by the Board, not the Fund, to the Advisor.

Response 2 – The requested change has been made.

Comment 3 – In the third paragraph under the heading "Evaluation by the Board of Directors," you requested information regarding Mr. Lester Nelson's reappointment as the Fund's Chief Compliance Officer and specifically the Board's considerations in reappointing him given his apparently limited qualifications and expertise.  You also requested that the Fund include additional information regarding the specific steps taken by the Advisor or the Fund to ensure similar compliance issues would not occur again.

Response 3 – The paragraphs have been revised as follows:

"Mr. Lester Nelson, Esq., the Fund's and Advisor's Chief Compliance Officer then explained the specific steps that had been taken to ensure that such an oversight would not occur in the future.  Mr. Nelson explained to the Board that he had discussed the issue of the Advisor's registration with the staff member who handles other compliance issues for the Advisor and its affiliated broker-dealer.  Mr. Nelson indicated this staff member has experience in the area of broker-dealer compliance and understands his responsibility to perform certain functions for the Advisor. He further explained that the staff member is also now listed as an Administrative Assistant of the Advisor on the IARD website, the online registration portal for investment advisers, and will receive all communications from the Securities and Exchange Commission related to registration via the IARD.  Mr. Nelson also told the Board that the compliance policies and procedures he oversees are going to be reviewed by the Fund's new legal counsel and that he will implement and adopt any new policies and procedures suggested by legal counsel to the Fund.

The Directors then discussed the overall compliance environment at the Advisor and the Fund, including assessing the capabilities of the Chief Compliance Officer, concluding that the Advisor's failure to maintain its registration was an inadvertent mistake that did not have a material impact on Fund shareholders.  The Board reviewed the Chief Compliance Officer's resume noting his many years of experience as an attorney and that he routinely engaged in compliance training.  They noted no other material compliance issues during the Chief Compliance Officer's tenure and indicated they were satisfied that such mistakes should not occur in the future."

Comment 4 – In the fifth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund provide additional information supporting the Board's finding that it was doubtful the Board could find another investment manager to manage the Fund's assets in a similar fashion as the Advisor or for a similar level of fees.

Response 4 – While there was a discussion among the Board members regarding the efficient manner in which the Advisor manages the Fund's assets and the likelihood few other advisors would manage the Fund assets for a similar fee, the real focus of the discussion was on the Advisor's proprietary investment strategy and the fact other advisors could not manage the assets in a similar style. Accordingly, the paragraph has been revised as follows:

The Board also discussed the possibility of hiring a new investment adviser for the Fund.  The Advisor follows a unique investment strategy and makes use of proprietary software program to influence its investment decisions. That program along with the DRIP-centric strategy followed by the managers is what shareholders signed on for. The Directors concluded that it was doubtful that a new investment manager could manage the Fund's assets based on the strategy developed by the current Advisor.

Comment 5 – In the eighth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund identify its Fund Accountant and Transfer Agent.

Response 5 – The requested change has been made.

Comment 6 - In the eighth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund identify its legal counsel and provide additional information regarding the surveys legal counsel referenced in suggesting average advisory fees for equity funds was in excess of 0.50%.  You also requested the Fund disclose whether such surveys were provided to the Board.  Additionally, you requested additional clarification regarding legal counsel's suggestion that the peer funds were larger and were able to realize economies of scale not available to the Fund.

Response 6 – The information regarding the average management fee was anecdotal and no surveys were provided to the Board.  However, the information was useful to the Board in its considerations.  Accordingly, the disclosure has been revised to indicate that the information regarding the average management fees was from legal counsel's experience representing other mutual funds and participating in other management agreement approvals.  We have deleted the information regarding the economies of scale.

Comment 7 – In the eighth paragraph under the heading "Evaluation by the Board of Directors," you inquired whether the Board's finding that the Fund's fees were lower than other funds was based solely on information provided by the Advisor and Fund service providers or whether the Board conducted its own research.

Response 7 – The information that was provided to the Board was gathered by the Advisor, Thompson Hine LLP as counsel to the Fund and from the Fund's transfer agent and fund accountant, Mutual Shareholder Services.  The Board did not conduct its own research regarding the management fees.

Comment 8 – In the ninth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund delete the sentence referencing the Board's acknowledgement of the Advisor's efforts to reduce expenses, as it was unsubstantiated and vague.

Response 8 – The requested change has been made.

Comment 9 – In the ninth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund provide information regarding how its compliance program is being enhanced and what specific changes have been implemented.

Response 9 – The following two sentences replace the previous two sentences in the relevant paragraph:

"Despite the recent issue related to the inadvertent cancellation of the Advisor's registration, the Board expressed confidence in the steps taken by the Advisor and the Fund's Chief Compliance Officer, including having the Fund's and Advisor's compliance procedures reviewed by legal counsel and implement any suggested changes.  Enhanced compliance oversight was also suggested and agreed to. An employee with experience in SEC and FINRA compliance has been assigned to assist the Chief Compliance Officer and monitor the compliance functions of the Advisor and Fund. In addition, multiple individuals are now responsible for receiving communications from the Advisor's regulators. Based on all these safeguards, the Directors concluded that they were satisfied with the nature, extent, and quality of the services to be provided to the Fund under the New Management Agreement."

Comment 10 – In the tenth paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund verify Morningstar categorizes the Fund as a Large Cap Blend fund in its category system.

Response 10 – The information regarding the Fund's Morningstar category has been verified through the review of a Fund-specific information page from the Morningstar website.

Comment 11 – In the eleventh paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund identify its parent company and provide information regarding the fees paid to it in the previous year.

Response 11 – Additional disclosure has been added in the relevant paragraph identifying the Fund's parent company, The Moneypaper Inc., and disclosing the fact The Moneypaper Inc. received $42,000 in administrative fees in the previous year.  The same information is disclosed two paragraphs later in a more detailed description of the administrative services agreement, and will remain unchanged.

Comment 12 - In the eleventh paragraph under the heading "Evaluation by the Board of Directors," you requested the Fund provide detail regarding  the periods of time during which the Advisor had waived fees and/or capped certain operating expenses.

Response 12 – The information regarding the waivers and capped expenses has been deleted.

Comment 13 – Under Proposal II, in the first paragraph, you requested the Fund provide the amount of the advisory fees payable to the Advisor the Board has approved and the shareholders are being asked to approve.  You also requested the Fund provide information about the impact of the approval of the advisory fees on the Fund's net asset value.

Response 13 – As represented in response to Comment 1, there has been an accrual of the management fee, despite there not being a valid contract.  If shareholders do not approve the proposal allowing the payment of the accrued fees to the Advisor, a total of $53,790.54 as of  June 30, 2011  would be returned to the Fund, having a $0.016 impact on the Fund's net asset value.  If the proposal is approved, there will be no impact on the Fund's net asset value.  However, if the proposal related to the payment of the management fee is not immediately approved, the Advisor may see other options including adjournment of the shareholder meeting pending additional votes in favor of the proposal, making an additional solicitation of shareholder approval of the fees or resigning as Advisor to the Fund.

Comment 14 – Under Proposal II, in the third paragraph, you noted the Fund made an analogous reference to Rule 15a-4 to support the payment of the advisory fees.  You noted that Rule 15a-4 has never been extended to include a factual situation as presented in the case of the Fund.

Response 14 – Although there was a discussion with the Board about why Rule 15a-4 was not applicable to the Fund's factual situation, we acknowledge reference to the Rule is not appropriate and the paragraph has been deleted.

Comment 15 – Under Proposal II, in the fourth paragraph, you noted the legal issues associated with selling shares of the Fund with a prospectus, which for a time, contained an untrue statement of material fact, and requested additional disclosure regarding the Board consideration and deliberation on the issue.  Specifically, you requested disclosure be added indicating whether the Board questioned why there was a delay in supplementing the Fund's prospectus, whether the Board inquired about the $698,000 in Fund share purchases during the time the Fund's prospectus was inaccurate, whether the Board was made aware of earlier communications between the Advisor and the SEC regarding halting sales and offering rescission to those who purchased shares during the time the Fund's prospectus was inaccurate, whether the Board considered offering rescission to shareholders and whether the Board considered the fitness of the Advisor to continue as investment adviser to the Fund.  If the foregoing were discussed by the Board, provide details of such considerations.  Also provide detail regarding the advise the independent Directors were provided by their independent counsel.

Response 15 –  The Fund acknowledges the issues you raised in your comments and represents that the minutes of the Board of Directors meeting will detail each of these points.  However, in seeking shareholder approval of the advisory fees unpaid for the period, it seems a matter not relevant to the shareholder's decision whether to approve or not approve the payment.  Ms. Nelson earlier communicated to you the actions she took upon learning of the Advisor's de-registration.  The Board is aware that she acted in good faith to correct the misstatement in the prospectus by having the transfer agent send a letter describing the misstatement to every potential subscriber who requested a prospectus. In addition, she offered rescission to every shareholder who purchased shares after February 14 and before the letter was sent. She sought advice of council before she asked the transfer agent to take those steps. Counsel advised that it was appropriate under those conditions to continue to accept subscriptions. At the June 27th meeting of the Board, new counsel suggested and the Board determined to offer rescission to all Fund's shareholders who purchased shares from the date of the Advisor's deregistration to the date the Fund filed a supplement to its prospectus informing existing and potential shareholders of the Advisor's status and steps being taken to rectify the issues.  Accordingly, we have revised the paragraph to indicate the Board acknowledged the earlier actions taken by the Advisor, without detailing the steps that were taken based on inaccurate legal advice from former counsel.

Comment 16 – Under the heading "Voting and Voting Securities," you noted that because the matter is a non-routine matter, there should be no broker non-votes, so references to broker non-votes should be deleted.

Response 16 – The requested change has been made.

Comment 17 – You requested the Fund please provide a statement in response to the generic “Tandy” letter.

Response 17 – The Trust hereby acknowledges that:

1.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.

The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments regarding the proxy statement or the Fund's responses, please contact Marc Collins at 513.352.6774.

Sincerely

/s/ Thompson Hine LLP

THOMPSON HINE LLP